Exhibit 99.1

NiCE Customers Lead the Way in CX AI Adoption, Redefining Customer and
Employee Experiences

Global brands across industries are leveraging NiCE to deliver smarter, faster and more personalized experiences

Hoboken, N.J., October 6, 2025 – NiCE (Nasdaq: NICE) today announced a series of tangible customer successes powered by its industry-leading CX AI. Organizations around the world are adopting CX AI to reduce wait times, improve service quality, cut costs, and equip frontline teams to deliver faster answers, more seamless interactions, and better customer experiences.

To mark Customer Service Week, an annual celebration recognizing the critical role of customer service and the people who make exceptional experiences possible, NiCE is highlighting the remarkable success its customers are achieving. Across industries and continents, organizations are leveraging the latest CX AI technology to strengthen employee and customer experiences, improve operational efficiency and set new standards for service excellence.

Customer highlights include:

•
PayPal, a global fintech leader, reinvented customer experience with NiCE. By replacing manual quality assurance with AI-driven interaction scoring and sentiment analysis, the company improved customer sentiment within 10 weeks of its pilot and scaled consistent, data-driven coaching and scheduling across 6,000 employees.

•
Fairstone, a leading non-bank lender, improved customer engagement using CXone Mpower’s Proactive AI Agent. In just four months, they achieved a 65% response rate on digital outreach, converted 90% of respondents into appointments and scaled consistent, personalized follow-ups across more than 250 branches, enabling more reliable and timely customer support.

•
Bamboo Insurance, a tech-forward insurer, leveraged CXone Mpower to elevate both employee and customer experience. Equipped with AI-enabled tools, the company reduced training time, accelerated feedback loops, and improved customer satisfaction by delivering faster, more personalized support.

•
Alzheimer’s Society, a UK dementia support and research charity, deployed CXone Mpower to create a dementia-friendly experience. By unifying voice, email, and routing, the organization can better prioritize vulnerable callers, reduce after-call work, and enable staff to spend more time supporting those who need it most.

•
FedPoint, a benefits administrator that serves millions of customers in the federal civilian and uniformed services markets, turned everyday support into strategic advantage with CXone Mpower. During open enrollment, the company successfully managed 500,000 calls in just 20 days, reducing the average speed of answer from 35 to 15 seconds while elevating employee call quality scores by 13 percentage points. Today, FedPoint’s contact center is more agile, responsive, and delivers world-class service to federal employees and uniformed service members and their families.

•
Great Southern Bank, a community-focused financial institution, dramatically reduced wait times and streamlined interactions to provide customers with the immediate support they deserve. By leveraging advanced AI-powered features, the bank cut attrition by 44%, stabilized staffing, lowered operating costs, and expanded its capacity to serve more customers.

“CX AI is transforming how brands deliver experiences, and NiCE’s customers are leading the way,” said Dan Belanger, President, NiCE Americas. “During Customer Service Week, we’re proud to celebrate the tremendous impact our customers are achieving, from faster responses and higher customer satisfaction to more empowered employees. Their innovation and dedication are raising the bar for customer experience globally, and we’re honored to partner with them in delivering this success.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Belanger, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.